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                            August 31, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed August 24,
2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4 filed August 24,
2023

       Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended
       June 30, 2023, page 49

   1. It appears that the updated unaudited pro forma information presented on pages 49 to 51 does not actually
represent the 6-month interim period ended June 30, 2023. It appears that the numerical
information presented on pages 49 to 51 actually is identical to the numerical information
presented on pages 52 to 54 which relates to the full year ended
                                                        December 31, 2022.
Please provide the updated unaudited pro forma information for the interim period in an
amended filing.
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany
August 31, NameAmerican
           2023          Acquisition Opportunity Inc.
August
Page 2 31, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Statements of Operations, page 52

2. We note your response to comment 1 and it appears that the information provided within your tables on page 59 continue to have a number of inconsistencies with information provided elsewhere within your filing. It appears that the weighted average shares as well as the net loss per share information presented in the historical columns for Royalty and
         American Acquisition Opportunity on page 59 do not agree with the historical financial statements presented elsewhere in the filing and do not agree to the amounts presented on pages 52 to 54. Please update the information within your filing to address the inconsistencies between the amounts included within your table on page 59 and the amounts presented in your historical financial statements and to address the inconsistencies between the weighted average share amounts and net loss per share amounts presented on pages 52 to 54 and the amounts presented in your historical financial statements.
Certain Royalty Projected Financial Information, page 76

3. We note your response to comment 4. Please revise to make clear whether the disinterested board members still believe the Royalty financial projections have a reasonable basis. In this regard, we note your statement that "[d]ue to the fact that the original projections were reasonable at the time of the transaction signing, the disinterested board members in their business judgement did not request updated projections but rather focused on actual results." Refer to Item 10(b)(3)(iii) of Regulation
         S-K.

         Additionally, please revise to make clear, if true, that the disinterested board members still recommend the business combination despite Royalty's failure to achieve projected results to date. In this regard, we note your inclusion of the Royalty financial projections as one of the range of factors the American Acquisition Opportunity board considered in approving the business combination and recommending it to
stockholders.
4. We note that the company attributes the missing of projections to the delay in closing of the transaction. Please revise to clarify how the delay accounts for the significant difference in your projected and actual revenues. Please revise to disclose all material assumptions used to develop the projections. Please also update your disclosure in "Key
         Factors Affecting Our Performance" in your MD&A.
5. We note the disclaimers throughout this section that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly. Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany
August 31, NameAmerican
           2023          Acquisition Opportunity Inc.
August
Page 3 31, 2023 Page 3
FirstName LastName
Liquidity and Capital Resources, page 116

6. We note your response to comment 5. Please revise your disclosure to provide updated
         information about Royalty   s financial position and further risks to
its business operations
         and liquidity in light of Royalty   s failure to achieve projected
results to date.
Cash Flows, page 117

7. We note your response to comment 6 and it appears that the cash flow activity for the year ended December 31, 2022 has not been updated to agree to the restated information on page F-62. Please update the cash flow activity for the year ended December 31, 2022 and the heading for the December 31, 2022 column should be updated to indicate that the activity was restated.
Unaudited Interim Financial Statements of AMERICAN ACQUISITION OPPORTUNITY INC., page F-2

8. Please double-check the mathematical integrity for each of the financial statements presented on pages F-2 to F-5. It appears that as of June 30, 2023 that total assets minus total liabilities (inclusive of Class A redemption value) does not equal total shareholder's equity. Also, it appears that the column for the statements of operations for the six months ended June 30, 2023 does not calculate to the net income (loss) amount of
         $577,076. Additionally, it appears that the total shareholder's equity column amount of
         $(4,371,310) as of December 31, 2022 as presented on page F-4 does not correspond to the amount presented on the balance sheet on page F-2. The items identified above are simply a sample and you should double-check the amounts in each of the financial statements as indicated above and make corrections is an amended filing and advise us accordingly. The selected historical financial information on page 29 will need to be updated and the balance sheet amounts on page F-2 should agree with the corresponding amounts within the unaudited pro forma balance sheet for the historical SPAC column on page 46.
9. Please double-check the mathematical integrity of your table on page F-17 rolling forward the changes in your warrant liabilities from January 1, 2023 to June 30, 2023. Please update in an amended filing and advise us accordingly.
Condensed Consolidated Statement of Cash Flows, page F-43

10. Please tell us what the adjustment labeled Intangible Assets in the amount of $145,000 represents.
Note 6 - Intangible Assets, page F-68

11. We note your response to comment 9. Please tell us for the Mining Permit Package, MC
         Mining, Carnegie ORR, Energy Technologies Inc, Coking Coal Financing LLC, RMC
         Environmental Services LLC and Texas Tech University intangible assets whether or not
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany
August 31, NameAmerican
           2023          Acquisition Opportunity Inc.
August
Page 4 31, 2023 Page 4
FirstName LastName
         they correlate directly to any of the revenue captions on your royalty projections on page
         76 and summarize for us how each intangible asset correlates to the revenue caption(s).
12. Regarding your response to comment 9 as it relates to the Mining Permit Package as well as to Carnegie Override Royalty (combined as the "Permit Royalties") you have indicated
         that tonnage royalty shall continue until such time all coal is mined from the Permit
         Royalties and that you view this will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification
         (ASC) 350-30-35-3, 3(c) and 35-4. In your response, please tell us if there is a timeframe associated with the permits (for each of the Permit Royalties) and whether or not the permits require renewal and describe the renewal process and the relative significance of permit renewal costs. Additionally, tell us how you gave consideration to resource constraints including whether the coal reserves to be mined are resource limited in either years or tonnage. Further, help us understand your consideration of section 35-4 which
         indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that "there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity."
13. Regarding your response to comment 9 as it relates to MC Mining you have indicated that the royalty terms are for 30 years with the ability to renew. Please tell us your considerations related to reaching a conclusion to set an indefinite life under (ASC) 350-
         30-35-4 given that there appears to be a foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity (e.g., 30 years under the royalty terms). In your response, specifically summarize the renewal terms as well as the termination provisions under the royalty agreement.
14. Regarding your response to comment 9 as it relates to Energy Technologies Inc. you have indicated that the royalty shall continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification
         (ASC) 350-30-35-3, 3(e) related to the density gauge analyzer market including potential impacts to the royalty stream from development of newer technologies, obsolescence, demand and competition as well as your consideration of section 35-4. In your response, please tell us what the estimated life for a density gauge analyzer is estimated to be and tell us about the key terms of your royalty agreement including if there are any period terms in the agreement or any termination provisions in the royalty agreement. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that
         "there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity."
15. Regarding your response to comment 9 as it relates to Coking Coal you have indicated
         that the royalty shall continue as long as the permit remains and that you view this will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(c) and 35-4.
         In your response, please tell us if there is a timeframe associated with the permit and
 Mark C. Jensen
American Acquisition Opportunity Inc.
August 31, 2023
Page 5
      whether or not the permits require renewal and describe the renewal process and the relative significance of permit renewal costs. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that "there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity." Also, include within your response the reason for the change in the amount of the asset for the reporting periods presented.
16. Regarding your response to comment 9 as it relates to RMC Environmental Services you have indicated that the intangible asset earnings in your view will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(c) and 3(d) and 35-4. In
      your response, please tell us if there is a timeframe associated with the rights to operate the landfill, if there are renewal provisions and associated costs and if there are capacity constraints that limit the life of a landfill. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that "there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity."
17. Regarding your response to comment 9 as it relates to the Texas Tech ongoing royalties related to sales of product created from the sponsored research agreement with Texas
      Tech University, please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3 and 35-4 and how you
      ultimately reached the conclusion to record this intangible asset as an indefinite lived intangible asset. In your response, please tell us about the key terms of the research agreement such as whether there is a term over which the research agreement applies or a term with respect to the underlying royalty payments. Also, include within your response the reason for the change in the amount of the asset for the reporting periods presented.
      We may have further comment after reading your response.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameMark C. Jensen
                                                             Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                             Office of Real
Estate & Construction
August 31, 2023 Page 5
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName